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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                            ___________________

                              SCHEDULE 14D-9
                              AMENDMENT NO. 1

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                            ___________________

                         GUARDSMAN PRODUCTS, INC.
                         (Name of Subject Company)

                         GUARDSMAN PRODUCTS, INC.
                   (Name of Person(s) Filing Statement)
                            ___________________

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
        (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                      (Title of Class of Securities)

                                401489 10 9
                   (CUSIP Number of Class of Securities)
                            ___________________

                            CHARLES E. BENNETT
                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         GUARDSMAN PRODUCTS, INC.
                 3033 ORCHARD VISTA DRIVE, S.E., SUITE 200
                               P.O. BOX 1521
                     GRAND RAPIDS, MICHIGAN 49501-1521
                              (616) 957-2600
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
                            ___________________

                              With a Copy to:
                           TRACY T. LARSEN, ESQ.
                        WARNER NORCROSS & JUDD LLP
                           900 OLD KENT BUILDING
                           111 LYON STREET, N.W.
                     GRAND RAPIDS, MICHIGAN 49503-2489
                              (616) 752-2000


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          Guardsman Products, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its statement on Schedule 14D-9, filed with the Securities and Exchange Commission on March 8, 1996, with respect to the tender offer by LP Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all outstanding shares of the Common Stock, par value $1.00 per share, of the Company (the "Shares"), and the associated Preferred Stock Purchase Rights (the "Rights") at a price of $23.00 per Share net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 1996, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments thereto, collectively constitute the "Offer"). The item numbers, responses thereto, and exhibits below are in accordance with the requirements of Schedule 14D-9.

ITEM 8 - ADDITIONAL INFORMATION TO BE FURNISHED.

          On March 18, 1996, Comerica Bank, the Trustee of the Company's Security Builder Plan, sent a letter to plan participants with investments in the Guardsman Common Stock Fund regarding the Offer and requesting instructions concerning the tender of the participants' Shares. A copy of this letter is filed as Exhibit 10 and is here incorporated by reference.

          On March 18, 1996 the Company sent a letter to participants in the Company's Security Builder Plan regarding temporary changes in the Security Builder Plan through the expiration date of the Offer. A copy of this letter is filed as Exhibit 11 and is here incorporated by reference.

          On March 19 and 21, 1996, Chemical Bank, the Agent for the Dividend Reinvestment and Stock Purchase Plan, sent or will send a series of three letters to plan participants to (i) refund certain voluntary contributions to the Plan, (ii) pay the Company's first quarter dividend to participants in cash, and (iii) deliver stock certificates to plan participants for all Shares credited to participant accounts under the Plan. Copies of these letters are filed as Exhibits 12, 13 and 14 and are here incorporated by reference.

ITEM 9 - MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10 Letter dated March 18, 1996 from Comerica Bank to participants in the Security Builder Plan with investments in the Guardsman Common Stock Fund.

Exhibit 11 Letter dated March 18, 1996 from the Company to all participants in the Security Builder Plan.

Exhibit 12 Letter dated March 19, 1996 from Chemical Bank to participants in the Dividend Reinvestment and Stock Purchase Plan, delivering stock certificates to plan participants for all shares credited to participant accounts under the Plan.



Exhibit 13 Letter dated March 21, 1996 from Chemical Bank to participants in the Dividend Reinvestment and Stock Purchase Plan, refunding certain voluntary contributions to the Plan.

Exhibit 14 Letter dated March 21, 1996 from Chemical Bank to participants in the Dividend Reinvestment and Stock Purchase Plan, paying the first quarter dividend in cash to Plan participants.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              By:  /s/ Charles E. Bennett
                                   Charles E. Bennett
                                   President and Chief Executive Officer

Dated:  March 20, 1996